SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 19, 2008

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUCCESSFUL LAUNCH FOR THIRD INMARSAT-4 SATELLITE

19th August 2008 – Inmarsat (LSE:ISAT), the leading provider of global mobile satellite communications services, has confirmed the successful launch and acquisition of the third Inmarsat-4 satellite.

The satellite was launched on a Proton Breeze M rocket from the Baikonur Cosmodrome in Kazakhstan at 11.43pm BST on 18th August (4.43am 19th August, local time). Inmarsat’s tracking station in Fucino, Italy was able to track the satellite while it was still coupled to the Breeze M launch vehicle. Launch provider ILS confirmed successful spacecraft separation at 8.46am BST on 19th August.

The satellite is the third in the I-4 constellation, concluding a decade of development and a $1.5 billion investment. The current constellation of two Inmarsat-4 satellites delivers mobile broadband services to 85 per cent of the world’s landmass, covering 98 per cent of the world’s population. The third I-4 will complete the global coverage for Inmarsat’s broadband services.

Andrew Sukawaty, CEO and Chairman of Inmarsat, said: “The Inmarsat-4s are the world’s most sophisticated commercial network for mobile voice and data services, and the successful launch of the third I-4 allows us to complete the global coverage for our broadband services. Once the third I-4 is operational, Inmarsat will have the only fully-funded next-generation network for mobile satellite services.”

The Proton Breeze M is one of the few launch vehicles capable of lifting the I-4 satellite – the size of a London double-decker bus and weighing six tons – into geostationary transfer orbit. The I-4 F3 satellite will now undergo a period of deployment and several weeks of comprehensive tests and manoeuvres before being positioned in geostationary orbit at 98º West.

Inmarsat satellites are currently relied on by the world’s shipping, oil exploration, defence and aviation industries to service their communications needs. Inmarsat is also the communications channel of choice for the media when reporting from the world’s danger zones and for NGOs, government agencies and the United Nations when coordinating rescue efforts.

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About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2007, Inmarsat plc had total revenue of US$ 576.5 million. More information can be found at www.inmarsat.com.

For more information, please contact:

Chris McLaughlin	John Warehand
Inmarsat	Inmarsat
Telephone: +44 20 7728 1015	Telephone: +44 20 7728 1579
Mobile: +44 7796 276033	Mobile: +44 7739 778128
Email: chris_mclaughlin@inmarsat.com	Email: john_warehand@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: August 19, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: August 19, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer